

November 18, 2019

Russell Greenberg
Chief Financial Officer
INTER PARFUMS INC
551 Fifth Avenue
New York, New York 10176

>    **Re: INTER PARFUMS INC**
>    **Form 10-K for the year ended December 31, 2018**
>    **Filed on March 1, 2019**
>    **File No. 000-16469**

Dear Mr. Greenberg:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

(1) The Company and its Significant Accounting Policies
Sales Returns, page F-11

1. We note your response to our comment number 2 from our letter dated November 7, 2019 and have the following additional comments:
   - Explain why the asset for the right to recover product estimated to be returned is netted against accounts receivable. In this regard, we note that ASC 606-10-55-23c requires a corresponding adjustment to cost of sales for the right to recover product;
   - Please reconcile your use of an allowance for sales returns given the requirement to separately recognize a refund liability pursuant to ASC 606-10-55-23b; and
   - Tell us the amounts you have recognized as assets for your rights to recover product and refund liabilities for each of the periods presented and, if material, address the guidance in ASC 606-10-55-27 regarding separate presentation of these assets and liabilities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or in his absence, Jeanne Baker at 202-551-3691 if you have questions any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences